

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2011

<u>Via Email</u>
Nancy A. Gray
Chief Financial Officer
Pacific Mercantile Bancorp
949 South Coast Drive, Suite 300
Costa Mesa, CA 92626

   Re: Pacific Mercantile Bancorp
     Preliminary Proxy Statement on Schedule 14A
     Filed December 2, 2011
     File No. 000-30777

Dear Ms. Gray:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Christian Windsor

            Christian Windsor
            Special Counsel

cc: Ben A. Frydman
   Straddling Yocca Carlson & Rauth